SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SPEEDWAY MOTORSPORTS, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

847788106
(CUSIP Number)

James N. Greene

Parker Poe Adams & Bernstein LLP
401 South Tryon Street, Suite 3000

Charlotte, North Carolina 28202

(704) 372-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847788106

1	Name of reporting persons O. Bruton Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 11,376
	8	Shared voting power 29,000,000
	9	Sole dispositive power 11,376
	10	Shared dispositive power 29,000,000
11	Aggregate amount beneficially owned by each reporting person 29,011,376
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.0% (see Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 847788106

1	Name of reporting persons Sonic Financial Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, BK
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 23,700,000
	8	Shared voting power 0
	9	Sole dispositive power 23,700,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 23,700,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 58.0% (see Item 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 847788106

1	Name of reporting persons OBS Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 5,300,000
	8	Shared voting power 0
	9	Sole dispositive power 5,300,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,300,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.0% (see Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 847788106

1	Name of reporting persons Marcus G. Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 139,190(1)
	8	Shared voting power 29,000,000
	9	Sole dispositive power 139,190(1)
	10	Shared dispositive power 29,000,000
11	Aggregate amount beneficially owned by each reporting person 29,139,190(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.3% (see Item 5)
14	Type of reporting person IN

(1)     Excludes 127,258 restricted stock units granted to Marcus Smith under the Speedway Motorsports, Inc. 2013 Stock Incentive Plan, as amended and restated as of April 19, 2017, which are subject to performance- and time-based vesting conditions.

CUSIP No. 847788106

1	Name of reporting persons B. Scott Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 9,745
	8	Shared voting power 29,000,000
	9	Sole dispositive power 9,745
	10	Shared dispositive power 29,000,000
11	Aggregate amount beneficially owned by each reporting person 29,009,745
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.0% (see Item 5)
14	Type of reporting person IN

CUSIP No. 847788106

1	Name of reporting persons David Bruton Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 29,000,000
	9	Sole dispositive power 0
	10	Shared dispositive power 29,000,000
11	Aggregate amount beneficially owned by each reporting person 29,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.0% (see Item 5)
14	Type of reporting person IN

CUSIP No. 847788106

EXPLANATORY NOTE

This Amendment No. 4 amends and supplements the information set forth in the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by a group consisting of O. Bruton Smith (“Bruton Smith”), Sonic Financial Corporation, a North Carolina corporation (“SFC”), OBS Holdings, LLC, a North Carolina limited liability company (“Holdings”), Marcus G. Smith (“Marcus Smith”), B. Scott Smith (“Scott Smith”) and David Bruton Smith (“David Smith” and all of the foregoing, collectively, the “Reporting Persons”) and last amended and restated on April 24, 2019 (as so amended and restated, the “Existing Schedule”) relating to the common stock, par value $.01 per share (the “Common Stock”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”). Information set forth in response to any item of the Existing Schedule, as amended and supplemented by this Amendment No. 4 (as so amended and supplemented, this “Schedule”), shall be deemed to be a response to all other items hereof to which such information is relevant.

The Existing Schedule is hereby amended and supplemented as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule is hereby amended by deleting the final two sentences thereof and replacing them with the following:

The description in Item 4 of the debt financing being obtained by SFC to finance the transactions contemplated by the Merger Agreement (as defined below) is incorporated by reference.

Item 4.     Purpose of Transaction.

Item 4 of the Existing Schedule is hereby amended by adding the following:

On July 23, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SFC and Speedco, Inc., a Delaware corporation and a wholly owned subsidiary of SFC (“Merger Sub”). Pursuant to the terms of the Merger Agreement, no later than August 13, 2019, Merger Sub will commence a tender offer to purchase all of the outstanding shares of Common Stock (the “Offer”) at an offer price of $19.75 per share of Common Stock (the “Offer Price”), subject to reduction for any applicable withholding taxes, without interest, net to the holder in cash. The Offer initially will remain open for 20 business days after the date on which the Offer commences and is subject to extension under certain circumstances specified in the Merger Agreement. The obligation of Merger Sub to purchase shares of Common Stock tendered in the Offer is subject to a non-waivable condition that there will have been validly tendered in the Offer (and not validly withdrawn) a number of shares of Common Stock greater than 50% of the outstanding shares of Common Stock not owned by any of the Reporting Persons and certain individuals specified in the Merger Agreement immediately before the expiration of the Offer and the satisfaction or waiver of other conditions set forth in the Merger Agreement, including, among others, the completion of a specified marketing period for the debt financing being obtained by SFC to finance the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides that, following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of SFC. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, under which no stockholder vote is required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), (i) each share of Common Stock then owned by the Company as treasury stock or then owned by SFC, Merger Sub or any other direct or indirect wholly owned subsidiary of SFC will be cancelled for no consideration, (ii) each other share of Common Stock outstanding immediately before the Effective Time (other than shares of Common Stock for which appraisal rights have been properly demanded and not withdrawn or lost) will be cancelled and converted into the right to receive, upon their surrender, an amount equal to the Offer Price, (iii) each vested or unvested option to purchase shares of Common Stock (each, an “Option”) that is unexpired, unexercised and outstanding immediately before the Effective Time will be deemed fully vested and will be cancelled and converted into the right to receive an amount equal to the product of (a) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such Option, and (b) the total number of shares of Common Stock subject to such Option, and (iv) each vested and unvested restricted stock unit of the Company (each, an “RSU”), share of restricted stock of the Company (each, a “Restricted Share”) and share of performance-based restricted stock of the Company (each, a “Performance-Based Restricted Share”) that is unexpired and outstanding immediately before the Effective Time will be deemed to be fully vested, and any performance vesting conditions for which the level of performance vesting has not been determined will be deemed achieved at target performance levels, and will be cancelled and converted into the right to receive an amount in cash equal to the product of the Offer Price and the total number of shares of Common Stock subject to such RSU, or the total number of such Restricted Shares or such Performance-Based Restricted Shares, as applicable, immediately before the Effective Time, in the case of each of the foregoing clauses (ii) through (iv), subject to reduction for applicable withholding taxes, without interest, in cash.

At the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Company as the surviving corporation at the Effective Time and thereafter until their respective successors have been duly elected, or until their earlier death, resignation or removal, (ii) the officers of the Company immediately prior to the Effective Time will be the officers of the Company as the surviving corporation, and (iii) the certificate of incorporation of the Company (except for the provisions relating to the name and registered agent of the Company) will be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time. Upon completion of the Merger, the shares of Common Stock currently listed on the New York Stock Exchange (the “NYSE”) will cease to be listed on the NYSE and subsequently will be deregistered under the Act.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 99.5 and is incorporated herein by reference.

Based on an aggregate of (i) 40,853,902 shares of Common Stock outstanding as of the close of business on July 19, 2019, which includes 261,003 Restricted Shares and Performance-Based Restricted Shares, and (ii) 40,500 unexpired and unexercised Options, assuming each has a per share exercise price less than the Offer Price, and 127,258 RSUs, in each case outstanding on June 25, 2019, SFC will be required to pay aggregate consideration of approximately $234 million to acquire the 11,853,902 shares of Common Stock not owned by SFC and Holdings. Pursuant to a debt commitment letter (the “Debt Commitment Letter”) delivered to SFC concurrently with SFC’s entry into the Merger Agreement, Bank of America, N.A. and BofA Securities, Inc. have agreed, on the terms and subject to the conditions set forth therein, to provide to SFC an aggregate amount of $350,00,000 in senior credit facilities comprised of a term loan in the aggregate principal amount of $250,000,000 and a revolving credit facility with aggregate commitments in the amount of $100,000,000, to fund the aggregate consideration payable to the Company’s securityholders in connection with the Offer and the Merger, the refinancing of certain existing indebtedness of the Company and its subsidiaries, the payment of fees and expenses in connection with the Offer and the Merger and ongoing working capital and general corporate needs. The foregoing description of the Debt Commitment Letter is not complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is attached as Exhibit 99.6 and is incorporated herein by reference.

The purpose of the Offer and the Merger is for SFC to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the shares of Common Stock. The purpose of the Merger is to acquire all capital stock of the Company not purchased pursuant to the Offer or otherwise held by the Reporting Persons and to cause the Company to become a wholly owned subsidiary of SFC.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Reporting Persons have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Offer has not yet commenced. The information set forth in this Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock, nor is it a substitute for the tender offer materials that SFC and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by SFC and Merger Sub, a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company, and a Schedule 13E-3 transaction statement will be filed by the Company and certain other persons, including SFC. The offer to purchase the shares of Common Stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. HOLDERS OF SHARES OF COMMON STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the exchange agent for the Offer, which will be named in the tender offer statement.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

All percentages specified in this Item 5 are based on an aggregate of 40,853,902 shares of Common Stock outstanding on July 19, 2019, as reported in the Company’s Form 8-K filed by the Company with the SEC on July 24, 2019, which is the most recently available filing with the SEC by the Company as of the date of the filing of this Schedule.

As of the date of filing of this Schedule, Bruton Smith is the beneficial owner of an aggregate of 29,011,376 shares of Common Stock (which constitutes approximately 71.0% of all of the outstanding shares of Common Stock), of which 11,376 such shares are held directly by Bruton Smith, 23,700,000 such shares are held by SFC and 5,300,000 shares are held by Holdings. Bruton Smith has sole voting and dispositive power over 11,376 of such shares.

As of the date of filing of this Schedule, SFC is the beneficial owner of an aggregate of 23,700,000 shares of Common Stock (which constitutes approximately 58.0% of all of the outstanding shares of Common Stock). SFC has sole voting and dispositive power over all of such shares.

As of the date of filing of this Schedule, Holdings is the beneficial owner of an aggregate of 5,300,000 shares of Common Stock (which constitutes approximately 13.0% of all of the outstanding shares of Common Stock). Holdings has sole voting and dispositive power over all of such shares.

As of the date of filing of this Schedule, Marcus Smith is the beneficial owner of an aggregate of 29,139,190 shares of Common Stock (which constitutes approximately 71.3% of all of the outstanding shares of Common Stock), of which 139,190 such shares are held directly by Marcus Smith, 23,700,000 such shares are held by SFC and 5,300,000 shares are held by Holdings. Marcus Smith has sole voting and dispositive power over 139,190 of such shares. The foregoing figures exclude 127,258 restricted stock units that were granted to Marcus Smith under the Speedway Motorsports, Inc. 2013 Stock Incentive Plan, as amended and restated as of April 19, 2017 (the “Stock Incentive Plan”), which are subject to performance- and time-vesting conditions.

As of the date of filing of this Schedule, Scott Smith is the beneficial owner of an aggregate of 29,009,745 shares of Common Stock (which constitutes approximately 71.0% of all of the outstanding shares of Common Stock), of which 9,745 such shares are held directly by Scott Smith, 23,700,000 such shares are held by SFC and 5,300,000 shares are held by Holdings. Scott Smith has sole voting and dispositive power over 9,745 of such shares.

As of the date of filing of this Schedule, David Smith is the beneficial owner of an aggregate of 29,000,000 shares of Common Stock (which constitutes approximately 71.0% of all of the outstanding shares of Common Stock), of which 23,700,000 such shares are held by SFC and 5,300,000 shares are held by Holdings. David Smith does not have sole voting and dispositive power of any of such shares.

Bruton Smith, Marcus Smith, Scott Smith and David Smith have shared voting and dispositive power over 23,700,000 of the shares beneficially owned by each and held by SFC. See Item 2 for information about each holder.

Bruton Smith, Marcus Smith, Scott Smith and David Smith have shared voting and dispositive power over 5,300,000 of the shares beneficially owned by each and held by Holdings. See Item 2 for information about each holder.

William R. Brooks, the Vice President, Treasurer and Chief Financial Officer of the Company and a director of each of the Company and SFC, is the beneficial owner of 232,421 shares of Common Stock directly held by him over which he has sole voting and dispositive power.

Randall Storey, the Senior Vice President and Tax Director of the Company and a director of SFC, is the beneficial owner of 26,575 shares of Common Stock directly held by him over which he has sole voting and dispositive power.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Existing Schedule is hereby amended by adding the following:

The description in Item 4 of the Merger Agreement and the transactions contemplated thereby is incorporated by reference.

Item 7.     Material to Be Filed as Exhibits.

Exhibit No.	Description

99.5	Agreement and Plan of Merger, dated as of July 23, 2019, by and among Speedway Motorsports, Inc., Sonic Financial Corporation and Speedco, Inc.

99.6	Debt Commitment Letter, dated as of July 23, 2019, by and among Sonic Financial Corporation, Bank of America, N.A. and BofA Securities, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 25, 2019

/s/ O. Bruton Smith
O. Bruton Smith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 25, 2019

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 25, 2019

OBS HOLDINGS, LLC

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 25, 2019

/s/ Marcus G. Smith
Marcus G. Smith

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 25, 2019

/s/ B. Scott Smith
B. Scott Smith

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 25, 2019

/s/ David Bruton Smith
David Bruton Smith

6